

Bert Wank (He/Him) · 3rd

Power Product Evangelist

InfiniRel Corporation • Thunderbird School of Global Management

San Jose, California, United States · Contact info

500+ connections

Experience

Founder

InfiniRel Corporation

Jul 2009 - Present · 12 yrs 9 mos

San Jose, CA

Technology developer for clean-tech energy systems and power conversion solutions:

Advisor Energy

Adtec Electronics Pvt. Ltd.

Mar 2016 - Mar 2017 · 1 yr 1 mo

Bangalore, India

Turn-around and integration of technology businesses to build the economies for the last 3 Billion underprivileged with affordable healthcare, energy and connectivity through trusted relationships. Prepared the launch of the Kshema



Dr Anant Koppar and team preparing for the launch of the Kshema telemedicine kiosk.

Advisor

Supreme Ventures & Technology

Aug 2014 - Dec 2014 · 5 mos

Kolkata Area, India

Market and product strategy for the U.S. market, optimizing PV solar, water, and micro-grid systems.

Board of Directors

Pancon Corporation

Apr 2012 - Jan 2013 · 10 mos

Stoughton, MA

After advising its private equity partner, I was invited to join its Board of Directors to assist executive management with revitalizing and positioning its film capacitor product line for high power applications.

Product Manager

Product Manager
austriamicrosystems
Jun 2006 - Dec 2008 · 2 yrs 7 mos
Graz, Austria and Austin, TX

Beyond my duties as senior product manager, I negotiated a corporate $1-MM Service Level Agreement (SLA) with an U.S. supplier, and released the "analogbench" online design support tool in only 6 months. Simultaneously, I re-prioritized

See all 9 experiences

Education

Thunderbird School of Global Management
MBA, International Management
1999 - 2001

Executive program, language study: Mandarin Chinese.

Berufsakademie Lörrach
BSEE, Control Systems Engineering
1989 - 1992

Gymnasium am Kattenberge

See all 4 education